UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Criteo S.A.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, nominal value €0.025 per share
(Title of Class of Securities)

226718104
(CUSIP Number)

Connie Neumann Office and compliance manager Petrus Advisers Ltd Eighth Floor, 6 New Street Square, New Fetter Lane London EC4A 3AQ, United Kingdom +44 20 7933 8831
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13D	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petrus Advisers Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
2,934,048

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,411,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,411,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.08%[1]

14	TYPE OF REPORTING PERSON* (see instructions)
FI

[1]	Based on 56,142,643 Shares (as defined herein) outstanding as of March 31, 2024, as disclosed in the Issuer’s proxy statement on Schedule 14A filed on April 16, 2024.

CUSIP No. 226718104	13D	Page 3 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Klaus Umek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		86,710

	8	SHARED VOTING POWER
2,934,048

	9	SOLE DISPOSITIVE POWER
86,710

	10	SHARED DISPOSITIVE POWER
3,411,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,497,860

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.23%[2]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[2]	Based on 56,142,643 Shares outstanding as of March 31, 2024, as disclosed in the Issuer’s proxy statement on Schedule 14A filed on April 16, 2024.

CUSIP No. 226718104	13D	Page 4 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Till Hufnagel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		185,561

	8	SHARED VOTING POWER
2,934,048

	9	SOLE DISPOSITIVE POWER
185,561

	10	SHARED DISPOSITIVE POWER
3,411,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,596,711

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.41%[3]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[3]	Based on 56,142,643 Shares outstanding as of March 31, 2024, as disclosed in the Issuer’s proxy statement on Schedule 14A filed on April 16, 2024.

CUSIP No. 226718104	13D	Page 5 of 10 pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 27, 2024 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), relating to the American Depository Shares (the “ADS”), each representing one ordinary share, nominal value €0.025 per share (the “Shares”) of Criteo S.A., a French société anonyme whose headquarters are located 32 rue Blanche, 75009 Paris, France (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 226718104	13D	Page 6 of 10 pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

A total of approximately $19.5 million, excluding commissions, was paid to acquire the ADS, including options to acquire ADS, purchased since the filing of the Original Schedule 13D on February 27, 2024. The ADS reported herein were purchased using the working capital of the investment vehicles and managed accounts that own the ADS directly, for which Petrus serves as investment manager or portfolio adviser, as well as the personal funds of the private individuals who have signed powers of attorney in favor of Petrus, Mr. Hufnagel and Mr. Umek.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On April 16, 2024, the Issuer announced the nomination of Ernst Teunissen to stand for election to the Board as a new independent director at its 2024 Annual General Meeting of Shareholders (“AGM”). The Issuer also announced its intent to accelerate capital returns to shareholders by repurchasing a record $150 million of stock in 2024 and to provide an investor update on its Retail Media business in fall 2024.

The Reporting Persons acknowledge the recent steps taken by the Issuer. The Reporting Persons support the nomination of Ernst Teunissen to the Board, the Issuer’s plan to accelerate capital return and provide an investor update on its Retail Media strategy, and the Issuer’s commitment to consider all relevant options for the business. The Reporting Persons remain committed to the goals set forth in the Letter, and will continue to work with the Issuer to maximize ADS and shareholder value, including by engaging with the Issuer in its evaluation of all relevant options for the business, including to evaluate all ownership options, and other governance enhancements. As such, the Reporting Persons intend to continue to engage in communications with, among others, the Issuer’s managers, Board members, shareholders of the Issuer, legal, financial, regulatory, technical, industry or other advisors, potential sources of financing, or other persons, regarding, among other things, the evaluation of all relevant options for the business, opportunities to maximize ADS and shareholder value, Issuer operations, governance and control, and other matters related to the Issuer or the Reporting Persons’ investment in the Issuer.

CUSIP No. 226718104	13D	Page 7 of 10 pages

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

(a)	See rows (11) and (13) of pages 2, 3 and 4 of this Amendment No. 1 for the aggregate number of ADS and percentage of ADS beneficially owned by the Reporting Persons. These amounts include (i) an aggregate 1,550,000 ADS that the Reporting Persons have the right to acquire within 60 days upon exercise of long standardized call options, and (ii) 310,000 ADS that the Reporting Persons have the right to recall at any time pursuant to a three-month repurchase agreement with RBC Bank, at a price of $29.7930, that terminates on July 11, 2024. The aggregate percentage of ADS reported beneficially owned by the Reporting Persons is based upon 56,142,643 Shares outstanding as of March 31, 2024, as disclosed in the Issuer’s proxy statement on Schedule 14A, filed by the Issuer with the Securities and Exchange Commission on April 16, 2024.

(b)	See rows (7) through (10) of pages 2, 3 and 4 of this Amendment No. 1 for the ADS as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition. Each of Petrus, Mr. Hufnagel and Mr. Umek may be deemed to share voting power and share dispositive power over the ADS and options to acquire ADS held directly by the investment vehicles and managed accounts for which Petrus serves as investment manager or portfolio adviser and the private individuals who have signed powers of attorney in favor of Petrus.

(c)	The transactions in the ADS effected by the Reporting Persons since the filing of the Original Schedule 13D on February 27, 2024, which were all in the open market, are set forth on Schedule 2 attached hereto.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 and 5 of this Amendment No. 1 are incorporated herein by reference.

CUSIP No. 226718104	13D	Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petrus Advisers Ltd.

By:	/s/ Suraj Shah
Suraj Shah
(Name)

Director
(Title)

April 18, 2024
(Date)

By:	/s/ Klaus Umek
Klaus Umek

April 18, 2024
(Date)

By:	/s/ Till Hufnagel
Till Hufnagel

April 18, 2024
(Date)

CUSIP No. 226718104	13D	Page 9 of 10 pages

SCHEDULE 2

Transactions in the ADS of the Issuer by the Reporting Persons since the filing of the Original Schedule 13D

The following table sets forth all transactions in the ADS effected since the filing of the Original Schedule 13D on February 27, 2024 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Reporting Person	Type	Quantity[4]	Name of Security	Price[5]	Trade Date[6]
Till Hufnagel	Buy	17,500	CRTO US Equity	33.57930	20240311
Petrus Advisers LTD	Buy	1,000	CRTO US Equity	33.50668	20240311
Petrus Advisers LTD	Buy	1,000	CRTO US Equity	33.43273	20240311
Klaus Umek	Buy	30,511	CRTO US Equity	34.54210	20240312
Petrus Advisers LTD	Buy	15,416	CRTO US Equity	34.95262	20240313
Petrus Advisers LTD	Buy	9,500	CRTO US Equity	34.99201	20240313
Petrus Advisers LTD	Buy	25,007	CRTO US Equity	34.90950	20240313
Petrus Advisers LTD	Buy	27,654	CRTO US Equity	35.38382	20240314
Petrus Advisers LTD	Buy	60,500	CRTO US Equity	35.10022	20240314
Klaus Umek	Buy	2,500	CRTO US Equity	35.23960	20240314
Klaus Umek	Buy	3,400	CRTO US Equity	35.62700	20240314
Klaus Umek	Buy	3,400	CRTO US Equity	35.56760	20240314
Klaus Umek	Buy	3,400	CRTO US Equity	35.46830	20240314
Petrus Advisers LTD	Buy	328	CRTO US Equity	34.86500	20240314
Petrus Advisers LTD	Buy	4,236	CRTO US Equity	35.36090	20240314
Petrus Advisers LTD	Buy	38,429	CRTO US Equity	35.14217	20240315
Petrus Advisers LTD	Buy	33,500	CRTO US Equity	35.34998	20240315
Klaus Umek	Buy	5,000	CRTO US Equity	34.99530	20240315
Petrus Advisers LTD	Buy	6,600	CRTO US Equity	35.01205	20240318
Petrus Advisers LTD	Buy	2,000	CRTO US Equity	34.91114	20240318
Petrus Advisers LTD	Buy	800	CRTO US Equity	35.11625	20240318
Petrus Advisers LTD	Buy	500	CRTO US 04/19/24 C35 Equity	1.29990	20240320
Petrus Advisers LTD	Buy	10,000	CRTO US Equity	35.47000	20240321
Petrus Advisers LTD	Buy	27,350	CRTO US Equity	35.39372	20240321
Petrus Advisers LTD	Sell	-23,000	CRTO US Equity	35.57500	20240321
Petrus Advisers LTD	Buy	19,500	CRTO US Equity	35.21357	20240325
Petrus Advisers LTD	Sell	-9,200	CRTO US Equity	35.09000	20240326

[4]	Quantity of options reflects number of contracts, with each contract representing 100 ADS.
[5]	Price per share in US dollars.
[6]	Trade dates are following the format YYYYMMDD.

CUSIP No. 226718104	13D	Page 10 of 10 pages

Petrus Advisers LTD	Buy	9,500	CRTO US Equity	35.00003	20240326
Petrus Advisers LTD	Buy	17,500	CRTO US Equity	35.12963	20240326
Petrus Advisers LTD	Buy	15,000	CRTO US Equity	35.07151	20240327
Petrus Advisers LTD	Buy	13,929	CRTO US Equity	35.03390	20240327
Petrus Advisers LTD	Buy	20,000	CRTO US Equity	35.32802	20240327
Petrus Advisers LTD	Buy	20,000	CRTO US Equity	35.05000	20240327
Petrus Advisers LTD	Sell	-32,009	CRTO US Equity	35.05000	20240327
Petrus Advisers LTD	Sell	-18,600	CRTO US Equity	35.34065	20240328
Petrus Advisers LTD	Sell	-6,514	CRTO US Equity	35.24024	20240328
Petrus Advisers LTD	Sell	-22,100	CRTO US Equity	35.12127	20240401
Petrus Advisers LTD	Buy	2,500	CRTO US Equity	35.18132	20240402
Petrus Advisers LTD	Buy	3,000	CRTO US Equity	35.1504	20240402
Petrus Advisers LTD	Buy	23,500	CRTO US Equity	35.83027	20240403
Petrus Advisers LTD	Buy	30,000	CRTO US Equity	35.62098	20240403
Petrus Advisers LTD	Buy	1,200	CRTO US Equity	35.62000	20240403
Petrus Advisers LTD	Buy	19,503	CRTO US Equity	35.44479	20240404
Petrus Advisers LTD	Buy	11,750	CRTO US Equity	35.70040	20240404
Petrus Advisers LTD	Buy	250	CRTO US Equity	35.63872	20240404
Petrus Advisers LTD	Buy	4,500	CRTO US Equity	35.22135	20240405
Petrus Advisers LTD	Buy	7,961	CRTO US Equity	35.08254	20240405
Petrus Advisers LTD	Buy	4,500	CRTO US Equity	35.14177	20240405
Petrus Advisers LTD	Buy	9,268	CRTO US Equity	35.14005	20240405
Klaus Umek	Sell	-1,150	CRTO US Equity	34.88970	20240405
Petrus Advisers LTD	Buy	7,427	CRTO US Equity	35.23012	20240408
Petrus Advisers LTD	Buy	400	CRTO US Equity	35.41000	20240408
Petrus Advisers LTD	Buy	20,000	CRTO US Equity	35.14896	20240408
Petrus Advisers LTD	Buy	19,105	CRTO US Equity	35.15846	20240408
Petrus Advisers LTD	Buy	2,573	CRTO US Equity	35.53393	20240408
Petrus Advisers LTD	Buy	17,000	CRTO US Equity	35.59909	20240409
Petrus Advisers LTD	Buy	500	CRTO US Equity	35.76596	20240409
Petrus Advisers LTD	Buy	15,838	CRTO US Equity	35.29530	20240410
Petrus Advisers LTD	Buy	2,142	CRTO US Equity	35.1248	20240410
Petrus Advisers LTD	Buy	129	CRTO US Equity	35.95349	20240410
Petrus Advisers LTD	Buy	4,030	CRTO US Equity	35.18108	20240410
Petrus Advisers LTD	Buy	14,500	CRTO US Equity	35.35331	20240411